UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Entry into a Material Definitive Agreement

On July 9, 2026, Baosheng Media Group Holdings Limited, a Cayman Islands exempted company (the “Company”), entered into a subscription agreement (the “Subscription Agreement”) with ANRUITAI INVESTMENT LIMITED, the original principal shareholder of the Company (the “Investor”) relating to the issuance and sale of 1,280,000 ordinary shares (the “Purchased Shares”) of a par value of $0.0096 each of the Company (the “Ordinary Shares”), at $0.52 per share for an aggregate purchase price of $665,600 (the “PIPE Transaction”). Upon the closing of the PIPE Transaction, the Investor will again become the principal shareholder of the Company.

Pursuant to the Subscription Agreement, the closing of the PIPE Transaction is expected to take place on a date mutually agreed by the Company and the Investors (the “Closing Date”).

The issuance of the Purchased Shares has not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws. The Purchased Shares are being issued in an offshore transaction in reliance upon the exemption from the registration requirements of the Securities Act provided by Regulation S promulgated thereunder. The Investor has represented to the Company that it is not a “U.S. Person” under Regulation S.

Immediately upon the closing of the PIPE Transaction and the Company’s issuance of the Purchased Shares to the Investors, the Company will have a total of 33,114,487 Ordinary Shares issued and outstanding.

The foregoing summary of the Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such agreement, a copy of which is furnished as Exhibit 10.1 hereto and incorporated by reference herein.

Incorporation by Reference

This report, including Exhibits 10.1 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated July 9, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	July 9, 2026